EXHIBIT 99.1

T 604.682.3701 F 604.682.3600	Suite 900, 570 Granville Street ir@avino.com Vancouver, BC V6C 3P1 www.avino.com

May 14, 2012	NYSE - AMEX: ASM TSX-V: ASM Berlin & FSE: GV6

AVINO UPDATES PROGRESS AT SAN GONZALO

Avino Silver & Gold Mines Ltd. (“Avino” or “The Company”) is pleased to provide the following update on the progress made at its San Gonzalo Mine located 82 KM NE of Durango, Mexico.

The decline to the fourth level is nearly complete with only 79 m remaining until level four is reached.  A 40 m cross cut will then be driven to access the San Gonzalo vein on the fourth level.  Avino will then drift along the vein and collect channel samples.  We expect to be in the vein on level 4 by July.  Please see the map on Avino’s website for details.

On the third level, Avino has drifted 94.9 m to the North West and 124.89 m to the South East along the vein; sampling and assay results from along the vein are as follows.

Area	Strike Length (m)	Vein Average Width (m)	Individual Sample Width	Gold (g/t)	Silver (g/t)	Lead (%)	Zinc (%)	Copper (%)
	4.33	2.7		0.953	289	0.08	0.23	0.02
	Including: L-60W		1.4	0.990	411.3	0.1043	0.2678	0.0252
	L-62W		0.55	1.234	451.4	0.0989	0.2715	0.0425
			0.65	0.680	305.3	0.0624	0.4376	0.0471
			0.8	0.959	225.3	0.0319	0.2154	0.0148
			0.35	0.696	382.3	0. 0556	0.3821	0.0235

	13.28	2.77		0.704	146	0.34	0.4	0.03
	Including: L-51W		0.5	1.278	319.9	3.82	3.63	0.147
	L-54W		1	2.616	528.7	0.1952	0.2605	0.0446
	L-55W		1.2	1.676	607.5	0.318	0.6036	0.0396
	L-57W		1.2	2.459	246	0.0549	0.1933	0.0212
	L-58W		1.25	0.798	359.9	0.153	0.2937	0.0399

	7.5	1.53		0.13	34	0.12	0.6100	0.03

	9.01	2.3		0.75	213	0.19	1.15	0.05
North West	Including: L-41W		0.9	1.005	225.4	0.2816	3.18	0.0263
of Cross Cut			0.65	1.353	653.2	0.3813	1.54	0.049
	L-44W		0.7	1.079	663.8	0.243	0.9504	0.0729
	L-45W		0.4	1.015	749.7	0.1511	0.4027	0.0586

	15.33	2.02		0.376	42	0.12	0.31	0.02

	15.68	2.2		0.508	126	0.027	0.07	0.003
	Including: L-20W		0.55	0.695	339.9	0.1592	0.03491	0.0617
	L-22W		0.50	2.955	2684.7	0.4313	0.4481	0.0349
	L-24W		0.50	2.507	571.4	0.2481	0.5343	0.0541
	L-27W		0.4	1.577	1377	0.2796	1.07	0.047

	4.81	1.73		0.139	51	0.007	0.025	0.007
	Including: L-16W		0.50	1.317	706	0.2344	0.34	0.0729

	7.97	1.69		0.45	203	0.2426	0.3246	1.469
	Including: L-12W		0.50	1.099	1025.6	0.193	0.2334	0.0765

	16.99	1.23		0.37	58	0.3235	0.4224	1.38
	Including: L-6W		0.30	3.074	395.3	3.3	0.5167	2.14
	L-7W		0.50	2.451	229.7	0.2991	0.1684	0.9984
	94.9	1.99

	15.08	1.6		0.513	90	0.089	0.38	0.091
	Including: L-6E		0.9	1.589	215	0.0618	0.2054	0.0166
			0.9	2.699	445	0.00896	0.2016	0.0135

	19.03	2.01		1.06	277	0.829	1.021	0.058
	Including: L-12E		0.7	1.759	4358.8	1.83	1.54	0.1304
	L-14E		1.2	1.275	322	0.1359	0.5529	0.025
			0.8	3.538	460	0.1884	0.605	0.0479
	L-17E		0.4	6.037	219	6.02	12.27	0.3053
			0.4	0.872	602	0.4677	0.746	0.0505
	L-20E		0.8	1.944	689	0.2844	0.7389	0.1288
	L-21E		0.5	2.909	1756.9	0.4395	0.9622	0.1015
	L-23E		0.4	3.365	2453.8	0.4767	1.06	0.1171
South East
of Cross Cut	8.21	1.85		0.21	34	0.253	0.68	0.011

	23.14	2.75		0.916	431	0.276	0.657	0.026
	Including: L-31E		0.7	0.908	527	0.1778	0.7445	0.0157
	L-32E		0.95	2.061	1233	0.2243	0.6851	0.0394
	L-33E		0.65	1.053	603	0.1741	0.591	0.0309
			0.55	2.606	2719.3	1.26	1.59	0.1296
	L-34E		0.95	2.889	1635	0.7876	1.28	0.041
	L-38E		0.6	1.555	1492	0.2565	0.6088	0.0414
	L-39E		0.7	0.603	303	0.0975	0.1529	0.0203
			1.1	2.29	1770.7	0.2642	0.2195	0.0424
	L-41E		1	1.032	589	0.0806	0.165	0.0204
			0.2	0.366	676	0.1782	0.4123	0.0281
	L-42E		0.6	1.427	1402	0.1562	0.2879	0.0487
			0.8	2.111	1851.4	0.7683	0.9447	0.0525
			0.9	2.556	1117	0.3795	0.2116	0.0449
			0.4	1.923	4894.7	1.2900	0.2659	0.1001
	L-43E		1.1	1.347	884	0.1547	0.372	0.0278
			0.65	6.397	5348.4	2.53	1.94	0.1204

	6	1.96		0.244	72	0.66	0.316	0.036

	5.79	1.77		0.169	44	0.083	0.584	0.013
	77.25	2.11

The remaining 47.6 m of vein is still of mineable-width but grades are low (see website)

Stope development has started on the third level on the 172.15 m length of vein.  Raises have been completed to join level three stopes to level two.  Average width of the vein shown above are calculated from 3 to 6 channel samples collected from one metre spaced lines across the vein and surrounding wall rock.

Samples were shipped to Inspectorate labs for analysis for Au, Ag, AS, Bi, Cu, Mo, Pb, Sb, Zn and Hg. Samples were crushed and ground in Durango with pulps assayed in Reno, NV using fire assay and AA finish for gold, four acid digestion and AA for most silver with fire assay and gravimetric finish for very high silver, Aqua Regia digestion and ICP for base metals.

The project is under the supervision of Chris Sampson, P.Eng, BSc, ARSM Avino Consultant, who is a qualified person within the context of National Instrument 43-101 and has prepared and approved the technical data in this news release

Founded in 1968, Avino's mission is to create shareholder value through profitable organic growth at the historic Avino property near Durango, Mexico. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the community in which we operate.

Our primary goal is to become a significant low cost primary silver producer. Our specific objectives are to achieve full time commercial production as soon as possible, expand resources, reserves and the mines output as well as to identify, explore and develop new targets on the property.

ON BEHALF OF THE BOARD

“David Wolfin”
________________________________
David Wolfin
President & CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.